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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549
                                  FORM 12B-25


                                              Commission File Number  0-27456
                                                                     --------

                                   AMENDED

                          NOTIFICATION OF LATE FILING


(Check one):  [X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
For Period Ended:    December 31, 1997
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[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

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Read attached instruction sheet before preparing form.  Please print or type.

  Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I --REGISTRANT INFORMATION

Full name of registrant  EquiMed, Inc.
                         -------------
Former name if applicable  EquiVision, Inc.
                           ----------------
Address of principal executive office (Street and  number)

                               2171 Sandy Drive
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City, State and Zip Code  State College, PA 16803
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                        PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on the From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11- K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     In 1997 the Registrant consummated the acquisition of a number of administrative services and support entities, several of which are located overseas. Due to logistic difficulties in consolidating and auditing certain accounting records, particularly records pertaining to the overseas operations, Registrant was unable to complete its financial statements for the period ended December 31, 1997 in a timely fashion.

     Additional time is needed by the Registrant to have the audit examination for 1997 completed. The Registrant is considering the writeoff of certain expenditures related to the continued expansion of its overseas operations, as well as certain previously capitalized development expenditures and possible additional loss reserves for contingent liabilities.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this modification

           Daniel Beckett         (814)          238-0375
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              (Name)            Area Code     Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter file such report(s) been filed? If the answer is period that the registrant was required to no, identify report(s).

                                                     [X] Yes   [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      EquiMed, Inc.
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           (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the unsigned thereunto duly authorized.


Date    April 2, 1998       By  /S/ DANIEL L. BECKETT
       -----------------       ----------------------------
                                 Daniel L. Beckett
                                 Chief Financial Officer



    Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.